UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-29801
InterMune, Inc.

(Exact name of registrant as specified in its charter)

3280 Bayshore Boulevard
Brisbane, CA 94005
(415) 466-2200

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.001 Par Value
5.00% Senior Convertible Notes Due 2015
2.50% Senior Convertible Notes Due 2017
2.50% Senior Convertible Notes Due 2018

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.001 Par Value: 1 5.00% Senior Convertible Notes Due 2015: 0 2.50% Senior Convertible Notes Due 2017: 0 2.50% Senior Convertible Notes Due 2018: 5

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, InterMune, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INTERMUNE, INC.
By:	/s/ Andrew K. W. Powell
	Name:	Andrew K. W. Powell
	Title:	Executive Vice President, General Counsel and Secretary
Date: October 27, 2014